Jan Fischer-Wade
Allstate Life Insurance Company
Phone: (402) 975-6368
Email:    jfis6@allstate.com

April 26, 2018

VIA EDGAR SUBMISSION

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Allstate Life Insurance Company of New York (“Registrant”)
Registration Statement on Form S-1
File No. 333-224078

Members of the Commission:

The above-referenced Registrant filed a Registration Statement on Form S-1 on April 2, 2018.

As requested, I represent that the disclosures included in the above-referenced Registration Statement on Form S-1 do not make any material change to existing disclosures. As such, if this Registration Statement on Form S-1 pertained to a registered investment company subject to Rule 485 under the Securities Act of 1933, it would be eligible for filing under Rule 485(b).

Please call me at (402) 975-6368 if you have any questions.

Very truly yours,

/s/JAN FISCHER-WADE_
Jan Fischer-Wade
Senior Attorney